Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Stereotaxis, Inc. for the registration of up to $100,000,000 in the aggregate of debt securities, common stock, preferred stock, warrants, rights or units consisting of any two or more of such securities, and to the incorporation by reference therein of our report dated March 9, 2023 with respect to the financial statements of Stereotaxis, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2022 and the financial statement schedule of Stereotaxis, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

May 19, 2023